UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q     ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: December 31, 2015

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Global Digital Solutions, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

777 South Flagler Drive, Suite 800

Address of Principal Executive Office (Street and Number)

West, West Palm Beach, Florida 33401

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Global Digital Solutions, Inc. (the “Registrant”) is unable, without unreasonable effort or expense, to file its annual Report on Form 10-K for the year ended December 31, 2015 (the “Annual Report”) by the March 30, 2016 filing date due as its independent auditor’s have not been able to complete the audit of the financial statements included in the Annual Report. The Registrant hopes to be able to file the Annual Report by April 14, 2016.

PART IV -- OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

Jerome J. Gomolski	(561)	515-6163
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes  ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a net loss for the year ended December 31, 2015 of approximately $3.7 million compared to a net loss of $11.7 million for the year ended December 31, 2014. The decrease in the net loss is primarily due to lower selling, general and administrative expenses in 2015, including less non-cash compensation charges and less acquisition costs that were incurred in connection with an acquisition in 2014. The decrease in selling, general and administrative expenses in 2015 is partially offset by an increase in other income/expense in 2015 as compared to 2014. The Company’s estimated net loss for the year ended December 31, 2015 as presented herein is preliminary and subject to change and should not be relied on.

Global Digital Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2016	By:	/s/ Jerome J. Gomolski
	Name:	Jerome J. Gomolski
	Title:	Chief Financial Officer